Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES (a)
(in millions)

	2008	2007	2006	2005	2004
Earnings
Income/(Loss) before income taxes and cumulative effects of changes in accounting principles (b)	$(14,404)	$(3,746)	$(15,074)	$1,054	$4,087
Less: Equity in net (income)/loss of affiliates included in income before income taxes	(177)	(412)	(426)	(303)	(240)
Adjusted income/(loss)	(14,581)	(4,158)	(15,500)	751	3,847
Adjusted fixed charges (c)	10,280	11,538	9,321	9,091	9,136
Earnings/(Losses)	$(4,301)	$7,380	$(6,179)	$9,842	$12,983

Combined Fixed Charges
Interest expense (d)	$9,736	$10,978	$8,841	$8,484	$8,528
Interest portion of rental expense (e)	325	348	329	514	565
Total combined fixed charges	$10,061	$11,326	$9,170	$8,998	$9,093

Ratios
Ratio of earnings to fixed charges	(f)	(f)	(f)	1.1	1.4
Ratio of earnings to combined fixed charges	(f)	(f)	(f)	1.1	1.4
__________
(a)	Discontinued operations are excluded from all amounts. There were no preferred stock dividends in the periods displayed.

(b)	Income/(Loss) before taxes includes equity income from unconsolidated subsidiaries.

(c)
Combined fixed charges, as shown above, adjusted to exclude capitalized interest, and to include dividends from unconsolidated subsidiaries as well as amortization of capitalized interest.  (Capitalized interest (in millions): 2008  — $53; 2007 — $51; 2006 — $58; 2005 — $67; 2004 — $57)

(d)	Includes interest, as defined on our income statement, plus capitalized interest.

(e)	One-third of all rental expense is deemed to be interest.

(f)	Earnings/(Losses) for 2008, 2007, and 2006 were inadequate to cover combined fixed charges by $14.4 billion, $3.9 billion and $15.4 billion, respectively.